EXCHANGE TRADED NOTES

Join Credit Suisse for an exclusive live webcast discussing the strategy and performance of one of our popular exchange-traded products:

Exchange Traded Notes linked to the Cushing® 30 MLP Index (the “MLPN ETN”)

Offering a diversified, simplified alternative to investing in master limited partnerships (“MLPs”), with the benefits of:

  5.31% Annualized Yield* (Paid Quarterly)
  Diversified Exposure to 30 MLPs
  No K-1
  Exchange Traded (NYSE Arca: MLPN)

*Actual coupons over previous 12 months ended 3/30/12 divided by closing price of MLPN on 3/30/12. Quarterly coupon payments reflect distributions from certain underlying MLPs and are uncertain and could be zero. Since coupon payments and the price of MLPN vary, historical yield is not necessarily indicative of the future performance of MLPN.

Wednesday, May 23, 2012
1:15 PM - 2:15 PM PDT
Click here to access the live webcast

With the freedom to buy and sell on an exchange, the MLPN ETN provides the diversification benefits of investing in a pool of 30 MLPs without the need to deal with cumbersome partnership tax returns.  We invite you to join our expert panel to review the terms of this innovative product to determine whether the MLPN ETN could be a beneficial addition to your portfolio.

For more information on the Credit Suisse MLPN ETN, please visit: www.credit-suisse.com/etn

An investment in the MLPN ETN involves risks, including the possible loss of part or all of your investment. For a brief description of some of the risks, please see below. For further information regarding risks, please see the section entitled "Risk Factors" in the applicable prospectus. Credit Suisse AG ("Credit Suisse") has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of the MLPN ETN. Before you invest, you should read the Pricing Supplement dated March 23, 2012, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the MLPN ETN and other considerations that are important in making a decision about investing in the MLPN ETN. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037. The MLPN ETN may not be a suitable investment for you if you are not willing to be exposed to fluctuations in the level of the Cushing® 30 MLP Index (the "Index"); you seek a guaranteed return of principal; you believe the level of the Index will decrease or will not increase by an amount sufficient to offset the impact of the fees during the term of the MLPN ETN; you prefer the lower risk and therefore accept the potentially lower but more predictable returns of fixed income investments with comparable maturities and credit ratings; or you seek current income from your investment. Although the return on the MLPN ETN will be based on the performance of the Index, the payment of any amount due on the MLPN ETN, including any payment at maturity, is subject to the credit risk of Credit Suisse. Investment banking services in the United States are provided by Credit Suisse Securities (USA) LLC, an affiliate of Credit Suisse Group. Copyright 2012, Credit Suisse Group AG and/or its affiliates. All rights reserved.

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